Exhibit 4.1

SECOND AMENDMENT

TO THE

TIMBERLINE RESOURCES CORPORATION

AMENDED 2005 EQUITY INCENTIVE PLAN

The undersigned hereby certifies that he is the duly elected, qualified and acting Chief Executive Officer of Timberline Resources Corporation (the “Company”) and, as permitted by Section 15 of the Timberline Resources Corporation Amended 2005 Equity Incentive Plan (the “Plan”), that Section 4(a) and Section 16(a) of the Plan have been amended by resolution adopted by the Board of Directors on April 23, 2010 and by vote of the Stockholders of the Company effective as of May 28, 2010, to read in its entirety as follows:

4.

SHARES SUBJECT TO THIS PLAN

(a) Share Reserve.  Subject to the provisions of §6(1) below, the Common Stock that may be issued pursuant to Stock Awards (not including SARs) shall not exceed in the aggregate Ten million (10,000,000) shares of Common Stock (the “Share Reserve”).  There is no limit upon the number of SARs that may be awarded to Participants.

16.

TERMINATION OR SUSPENSION OF PLAN

(a) Plan Term.  The Committee may suspend or terminate this Plan at any time.  Unless sooner terminated, this Plan shall terminate on May 28, 2015.  No Stock Awards may be granted under this Plan while the Plan is suspended or after it is terminated.

DATED effective as of the 28th day of May, 2010